

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

<u>Via E-Mail</u>
Zack Rinat
Chief Executive Officer and Chairman of the Board
Model N, Inc.
1800 Bridge Parkway
Redwood City, CA 94065

      **Re:**    **Model N, Inc.**
                **Amendment No. 2 to Registration Statement on Form S-1**
                **Filed March 7, 2013**
                **Amendment No. 3 to Registration Statement on Form S-1**
                **Filed March 12, 2013**
                **File No. 333-186668**

Dear Mr. Rinat:

      We have reviewed your response letter dated March 7, 2013, and the above-referenced filings, and have the following comments.

<u>Cover Page</u>

1.      Please identify the sole selling shareholder on the cover page.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates</u>

<u>Common Stock Valuations, page 74</u>

2.      We note you granted stock options on February 27, 2013.  Please revise your disclosures to include the expected impact these additional grants will have on your financial statements.  We note you provided this information for the restricted stock units you expect to grant two business days prior to the effective date of the registration statement, however, this information was not provided for the stock options granted in February.

<u>Exhibit 5.1</u>

3.      We note counsel has opined that the 460,000 shares to be sold by the selling shareholder are "presently issued and outstanding."  However, the statement in footnote 6 on page 111 of the registration statement indicates that the shares are issuable upon conversion of

Series B convertible preferred stock and Series C convertible preferred stock. Please clarify.

4. Please tell us why the assumption in the fourth full paragraph regarding the uncertificated capital stock is necessary and appropriate.

5. Please tell us why the statement in the sixth full paragraph that counsel has relied "solely" upon the Certificate of Good Standing and representations made by the company is necessary and appropriate.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Assistant Director Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
Jeffrey R. Vetter, Esq.
Fenwick & West LLP